Exhibit 99.1

New Skies Satellites to be acquired by Blackstone

The Hague, Netherlands, June 6, 2004 — New Skies Satellites N.V. (AEX, NYSE: NSK), the global satellite communications company, today announced that it has signed a definitive agreement for the sale of the Company to affiliates of The Blackstone Group, a leading private investment firm, for $956 million in cash, equivalent to approximately $7.96 per fully diluted share.

The Blackstone transaction has received unanimous approval from the Supervisory and Management Boards of New Skies, who intend to recommend it to the Company’s shareholders.

“The decision of Blackstone to acquire New Skies is a reflection of the strength of the business and our prospects as well as the dedication and expertise of our employees,” said Dan Goldberg, chief executive officer of New Skies. “This agreement also provides significant value for our shareholders, representing a 14% premium over the price of our stock on April 28th, the day before we announced that we were considering our alternatives, and a 27% premium to the average share price during the twelve months leading up to that date.

“The Management and Supervisory Boards have considered a number of options to maximize shareholder value, and have concluded that the offer from Blackstone is in the best interests of New Skies’ shareholders, employees and customers. With the strong backing of Blackstone and its extensive experience investing in, and partnering with, telecommunications and media companies, we will have the best possible foundation on which to grow our business in the coming years,” said Goldberg.

“We are excited to be acquiring New Skies, a world class satellite operator with strong long-term fundamentals,” said Lawrence H. Guffey, senior managing director of Blackstone and co-head of Blackstone Communications Partners. “We are particularly pleased to be allying ourselves with Dan Goldberg and the rest of the New Skies team, who have an outstanding track record of success.”

The sale of the Company will involve the transfer of New Skies’ business and operations to Blackstone and the distribution of the cash proceeds to New Skies shareholders. The sale will be structured as a sale of New Skies’ assets and liabilities. New Skies’ business activities will be continued under ownership by Blackstone and all employment obligations will be honored.

A circular with information on the transaction will be mailed to shareholders within approximately one week and an Extraordinary General Meeting of shareholders will be held within approximately 40 days. Once the applicable regulatory approvals have been received and certain financing and other customary conditions have been satisfied, New Skies anticipates that the sale would be completed, and an initial distribution of approximately 95% of the sale proceeds paid to shareholders. This process is currently expected to conclude by approximately the end of 2004 or early 2005. A final distribution of the remaining proceeds will be made shortly thereafter. The text of the agreement with The Blackstone Group can be found on New Skies’ website.

Goldman Sachs & Co. and N M Rothschild & Sons Limited served as financial advisors to New Skies, and Cleary, Gottlieb, Steen & Hamilton and De Brauw Blackstone Westbroek N.V. served as its legal advisers. Morgan Stanley and Deutsche Bank Securities, Inc. served as financial advisors to Blackstone, while Simpson Thacher & Bartlett LLP and NautaDutilh N.V. served as its legal advisors. Deutsche Bank and ABN AMRO are providing acquisition financing for the transaction.

About New Skies Satellites

New Skies Satellites (AEX, NYSE: NSK) is one of only four fixed satellite communications companies with truly global satellite coverage, offering video, data, voice and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations, Internet service providers and government entities around the world. New Skies has five satellites in orbit, ground facilities around the world and one additional spacecraft under construction. The company also has secured certain rights to make use of additional orbital positions for future growth. New Skies is headquartered in The Hague, The Netherlands, and has offices in Beijing, Hong Kong, New Delhi, São Paulo, Singapore, Sydney and Washington, D.C. Additional information is available at www.newskies.com.

About The Blackstone Group

The Blackstone Group, a private investment and advisory firm with offices in New York, Atlanta, Boston, London and Hamburg, was founded in 1985. The firm has raised a total of approximately $32 billion for alternative asset investing since its formation. Over $14 billion of that has been for private equity investing, including Blackstone Capital Partners IV, the largest institutional private equity fund ever raised at $6.45 billion, and Blackstone Communications Partners I, the largest dedicated communications and media fund at over $2.0 billion. In addition to Private Equity Investing, The Blackstone Group’s core businesses are Private Real Estate Investing, Corporate Debt Investing, Marketable Alternative Asset Management, Corporate Advisory, and Restructuring and Reorganization Advisory. www.blackstone.com

Conference call:

CEO Dan Goldberg and CFO Andrew Browne will host a conference call for analysts Monday, June 7 at 10 am (CET). To listen in please dial +44 20 8240 8244, passcode “New Skies.” The call will also be webcast live on the New Skies web site at: www.newskies.com/ir.

The conference call will be available for replay, 24 hours a day for the subsequent 5 working days and will also be archived on New Skies’ website. The international dial in number is +44 20 8288 4459 (for the UK only on free phone number: 0500 637 880) Passcode: 540442.

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For additional information, please contact:
Elizabeth Hess
VP Corporate Communications, New Skies Satellites
Tel: +31 70 306 4133 Mobile + 31 (0)6 2906 2492
Ehess@newskies.com

John Ford
VP Corporate Communications, The Blackstone Group
Tel: +1 212 583 5559 Mobile + 1 917 952 3275
Ford@blackstone.com

Safe Harbor

Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 provide a “safe harbor” for forward-looking statements made by an issuer of publicly traded securities and persons acting on its behalf. New Skies Satellites N.V. has made certain forward-looking statements in this document in reliance on those safe harbors. A forward-looking statement concerns the company’s or management’s intentions or expectations, or are predictions of future performance. These statements are identified by words such as “intends”, “expects”, “anticipates”, “believes”, “estimates”, “may”, “will”, “should” and similar expressions. By their nature, forward-looking statements are not a matter of historical fact and involve risks and uncertainties that could cause New Skies’ actual results to differ materially from those expressed or implied by the forward-looking statements for a number of reasons. Factors which may affect the future performance of New Skies include: delays or problems in the construction or launch of future satellites; technical performance of in-orbit satellites and earth-based infrastructure; increased competition and changes in technology; growth of and access to the company’s target markets; legal and regulatory developments affecting the company’s business; and worldwide business and economic conditions, among other things. These risks and other risks affecting New Skies’ business are described in the company’s periodic filings with the U.S. Securities and Exchange Commission, including but not limited to New Skies’ Annual Report on Form 20-F for the year ended December 31, 2002. Copies of these filings may be obtained by contacting the SEC. New Skies disclaims any obligation to update the forward-looking statements contained in this document.